SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2007

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

December 24, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C 20549

Subject: Material Event

Dear Sirs,

We would like to inform you that:

The Board of Directors of Credicorp Ltd., in its session held on December 23 2008, decided unanimously to approve:

(i) A capital increase of up to US$ 20’000,000.00 for its subsidiary Atlantic Security Holding Corporation (ASHC), so it can attend the capital requirement of its subsidiary Atlantic Security Bank ( ASB), and

(ii) A subordinated loan of up to US$ 15’000,000.00 in favor of ASB.

Both measures will allow an increase of US$ 35’000.000 of the regulatory capital of ASB. This capital increase will result in capitalization level significantly higher than the minimum legal limit requested by the Monetary Authority of Grand Cayman.

In both agreements the Board of Directors has delegated all faculties to its managers to carry out this agreement.

Yours faithfully,

Fernando Palao
Represente Bursátil
CREDICORP LTD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2008

CREDICORP LTD.

By:	/s/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.